November 15, 2019

Via E-mail
Laurence J. Pino
Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
189 Orange Ave, Suite 1650
Orlando, FL 32801

       Re:    Tuscan Gardens Senior Living Communities, Inc.
              Amendment No. 3 to Offering Statement on Form 1-A
              Filed October 15, 2019
              Amendment No. 4 to Offering Statement on Form 1-A
              Filed November 12, 2019
              File No. 024-10945

Dear Mr. Pino:

        We have reviewed your amended offering statements and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your disclosure on pages 3, 27 and 29 that investors will pay upfront selling commissions. Based on your disclosure, investors who purchase shares early in the offering will pay higher selling commissions than investors who purchase shares after you have sold $25,000,000 in proceeds. However, the pricing table on the cover does not appear to reflect the price to investors. Please revise as appropriate and add risk factor disclosure, as applicable, to describe any risks to the investors and the company associated with the various sales commissions. To the extent the company intends to pay the upfront selling commissions, please revise accordingly throughout the offering statement to clarify the source of such payment as well as disclose that such payment will
 Laurence J. Pino
Tuscan Gardens Senior Living Communities, Inc.
November 15, 2019
Page 2

       dilute the value of the shares and impact the amount of proceeds available to the company.

       You may contact Isaac Esquivel at (202) 551-3395 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Jennifer Gowetski at (202) 551-3401 with any other questions.

                                                            Sincerely,


                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction